KW 3/14

[redacted]

13014844

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 5 - 2013
Washington DC
400

OMB APPROVAL	
OMB Number:	3235-0123
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~~ANNUAL AUDITED REPORT~~
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ridgeview Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 N Marketplace Dr #222
(No. and Street)

Centerville | UT | 84014
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Burton Stohl 801-456-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stayner Bates & Jensen PC
(Name – *if individual, state last, first, middle name*)

510 South 200 West #200 | Salt Lake City | UT | 84101
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 3/14

OATH OR AFFIRMATION

I, C. Burton Stohl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ridgeview Capital LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

Notary Public
[illegible] L MERZ
Commission Number 648835
My Commission Expires
October 3, 2015
State of Utah

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE – DECEMBER 31, 2012

RIDGEVIEW CAPITAL, LLC

Stayner Bates & Jensen P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE – DECEMBER 31, 2012

RIDGEVIEW CAPITAL, LLC

CONTENTS

Stayner Bates & Jensen P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Ridgeview Capital, LLC
Centerville, Utah

We have audited the accompanying statement of financial condition of Ridgeview Capital, LLC as of December 31, 2012 and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

510 South 200 West Suite 200 • Salt Lake City, Utah 84101 • 801.531.9100 • Fax 801.531.9147
Mail: P.O. Box 2995 • Salt Lake City, Utah • 84110-2995

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridgeview Capital, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 14 to 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Stayner, Bates & Jensen, P.C.

Stayner, Bates & Jensen, P.C.
Salt Lake City, Utah
February 11, 2013

RIDGEVIEW CAPITAL, LLC
Statement of Financial Condition
December 31, 2012

ASSETS

Cash and cash equivalents (Note 2)	$	10,841
Advisory and other fees receivable, including interest, net of allowance for doubtful accounts (Note 2)		575,685
Investments, cost (Note 2)		250,000
Property and equipment, at cost, net of accumulated depreciation of $95,366 (Notes 2 and 3)		-
TOTAL ASSETS	$	836,526

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$	-
MEMBERS' EQUITY		
Common member interests		-
Preferred member interests (Note 6)		30,000
Retained earnings		806,526
TOTAL MEMBERS' EQUITY		836,526
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	836,526

The accompanying notes are an integral part of these financial statements.

RIDGEVIEW CAPITAL, LLC
Statement of Income
For the Year Ended December 31, 2012

REVENUES	
Interest income	$ 187,110
TOTAL REVENUES	187,110
OPERATING EXPENSES	
Bad debt expense (Note 2)	60,000
Legal and professional	166,218
Office, telephone, and supplies (Note 7)	6,000
Other expenses	1,302
TOTAL OPERATING EXPENSES	233,520
NET LOSS	$ (46,410)

The accompanying notes are an integral part of these financial statements.

RIDGEVIEW CAPITAL, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2012

	Common Member Interests	Preferred Member Interests	Retained Earnings	Total Members' Equity
Balance, December 31, 2011	$ 329,619	$ 30,000	$ 1,408,778	$ 1,768,397
Common interest member contributions (Note 8)	14,539	-	-	14,539
Common interest member distributions (Note 8)	(344,158)	-	(555,842)	(900,000)
Net loss for the year ended December 31, 2012	-	-	(46,410)	(46,410)
Balance, December 31, 2012	$ -	$ 30,000	$ 806,526	$ 836,526

The accompanying notes are an integral part of these financial statements.

RIDGEVIEW CAPITAL, LLC
Statement of Cash Flows
For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (46,410)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Bad debt expense	60,000
Changes in operating assets and liabilities:	
Decrease in advisory and other fees receivable	872,831
Decrease in accrued expenses	(960)
Net Cash Provided by Operating Activities	885,461
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions by members	14,539
Distribution to members	(900,000)
Net Cash Provided by Financing Activities	(885,461)
NET CHANGE IN CASH AND CASH EQUIVALENTS	-
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	10,841
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 10,841
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid for interest	$ -
NON-CASH INVESTING AND FINANCING TRANSACTIONS:	
Advisory fees receivable converted to investment	$ 250,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF ORGANIZATION

The financial statements presented are those of Ridgeview Capital, LLC (the Company). The Company was originally organized as a Limited Liability Company in the State of Utah as Harvest Growth Partners, LLC on June 6, 2003. The Company subsequently changed its name on November 12, 2003.

The Company's corporate finance activities include mergers and acquisitions, corporate restructuring, fairness opinions and other financial advisory services. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) and does not hold funds or securities or owe funds or securities for, or owe money or securities to, customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

d. Concentrations of Credit Risk

The Company maintains its cash in federally insured bank accounts. The Company's accounts are all within the FDIC insurance limits. As such, the Company does not anticipate any losses on its cash accounts.

e. Advertising

The Company follows the policy of charging the cost of advertising to expense as incurred.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f. Advisory and Other Fees Receivable

Advisory fees receivable, including accrued interest, due from three related party entities, totaled $635,685 at December 31, 2012. As of December 31, 2012, the Company has recorded an allowance for bad debts of $60,000 against the outstanding advisory fees receivable due to the current uncertainty as to its collectability. Total advisory fees receivable, including interest, as of December 31, 2012 is as follows:

Advisory fees receivable	$ 60,000
Accrued interest	575,685
Total	635,685
Less: allowance for bad debt	(60,000)
Net receivable	$ 575,685

g. Property and Equipment

Property and equipment are stated at cost. Betterments and improvements are capitalized over their estimated useful lives, whereas repairs and maintenance expenditures on the assets are charged to expense as incurred. When assets are disposed of, the cost and accumulated depreciation (net book value of the assets) is eliminated and any resulting gain or loss is reflected accordingly. Leasehold improvements are amortized over the life of the lease. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Computers, equipment and software	3-5 years
Furniture and fixtures	5 years

h. Revenue Recognition

Transaction fees (deal fees) are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized as received. Costs connected with transaction fees are expensed as incurred. Interest income is recorded when earned pursuant to the applicable interest rate.

i. Income Taxes

The Company is treated as a partnership for income tax purposes and as such, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed. Therefore, no accrual for income taxes has been recorded in the financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

j. Investments

During the year ended December 31, 2012, the Company converted a $250,000 deal fee receivable into profit interest ownership units in the company in which the fee was owed from. This investment is being recorded at cost pursuant to ASC 325-20, *Cost Method Investments*, and represents an approximate ownership of 3.7%. No impairments have been recorded on this investment as of December 31, 2012 as management believes the amount to be fully recoverable.

k. Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair values because of the short-term nature of these instruments.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2012:

Computers, equipment and software	$ 23,162
Furniture and fixtures	72,204
Total	95,366
Less: accumulated depreciation	(95,366)
Property and equipment, net	$ -

All property and equipment was fully depreciated as of December 31, 2011; therefore, there was no depreciation expense on property and equipment for the year ended December 31, 2012.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $5,000. At December 31, 2012, the Company had net capital of $10,841 which was $5,841 in excess of its required net capital of $5,000.

NOTE 5 - RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 (per paragraph K (2) (i)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold fund or securities of customers.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Expense Sharing Agreement - Office Space

The Company is obligated under an expense sharing agreement with a related company for its office space in Centerville, Utah and other expenses. Monthly payments under the agreement are $500. The term of the agreement expired December 31, 2012, but it renews automatically for additional one-year terms unless terminated by either party (see also Note 7 below).

Preferred Member Interests

During 2003, certain preferred members contributed equity of $330,000 ("Preferred Interests"). These preferred interests in the Company were to receive profit distributions, if and when profit distributions are made, up to an "Agreed Upon Return" equal to 2.5 times their original contribution amount. If the Company has not distributed this Agreed Upon Return by the eighth (8th) anniversary date of the original contribution, the Company had agreed to deliver to each holder of the Preferred Interests an unsecured promissory note representing such holder's portion of the unpaid amount of the Agreed Upon Return in exchange for the redemption and cancellation of such Member's Preferred Interests. During 2011, each of these agreements matured as the 8th anniversary had elapsed.

During August 2011, the Company made a preferred interest member distribution to the member who had originally held a $300,000 preferred interest, for a total of $300,000, effectively returning the original capital contributed. Although the original agreement stipulated that this member was to receive an Agreed Upon Return equal to 2.5 times this original contribution amount (or $750,000), this member agreed to take a distribution of $300,000 and agreed not to convert any unpaid additional distribution amounts originally agreed upon, into a promissory note. Therefore, the Company recorded this $300,000 payment as a preferred interest member distribution during 2011 with no further distribution obligation or liability.

No distributions have been made to the remaining preferred interest member who had originally contributed the remaining $30,000. This additional preferred interest member has made no claims against the Company for any distributions since the date of the initial investment and the Company does not currently expect to receive any demand or claim from this preferred interest member going forward. However, during 2011, the Company's common interest members agreed to personally assume (outside of the Company) any distribution amounts in excess of the original $30,000 contributed in the event that the original preferred interest member elects to demand conversion of this additional amount into a promissory note. Management of the Company believes, however, that the occurrence of this is considered remote. Accordingly, the Company has not recorded any further distribution obligation or liability at December 31, 2012 related to this potential conversion into a promissory note since the obligation will be assumed by individuals outside of the Company. The Company may be secondarily liable for the excess amount if the common members are unable to pay (assuming the election is ever made by the preferred interest member), but this is considered by management to be highly remote as of December 31, 2012.

NOTE 7 - RELATED PARTY TRANSACTIONS

Effective January 1, 2009, the Company entered into an expense sharing agreement with a related company. Under this agreement, the Company is required to pay $400 per month for office space and $100 per month for telephone and other expenses. The term of this agreement expired December 31, 2012, but it renews automatically for additional one-year periods unless terminated by either party. Pursuant to this agreement, the Company has recorded office, telephone, and other expense of $6,000 for the year ended December 31, 2012.

NOTE 8 - MEMBER CONTRIBUTIONS AND DISTRIBUTIONS

During the year ended December 31, 2012, a related company paid expenses on behalf of the Company, totaling $14,539, which amount has been recorded as additional common interest member contributions for the year ended December 31, 2012.

Also during the year ended December 31 2012, the Company received advisory fees previously earned totaling $900,000, which amounts were distributed to the common interest members.

NOTE 9 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for the year ended December 31, 2012 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 10 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 11, 2013, the date which the financial statements were available to be issued, and noted no material subsequent events that would require disclosure in these financial statements as of December 31, 2012.

RIDGEVIEW CAPITAL, LLC
Computation of Net Capital Requirements Pursuant To Rule
15c3-1 of the Securities and Exchange Commission
December 31, 2012

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 836,526
Non-allowable assets (see page 14)	(825,685)
NET CAPITAL	$ 10,841
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$ -
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 5,841
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 10,841
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities net of deferred income taxes payable and deferred income	$ -
Percentage of aggregate indebtedness to net capital	0%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 10,841
Audit Adjustments	-
NET CAPITAL PER AUDIT REPORT	$ 10,841

RIDGEVIEW CAPITAL, LLC
Non-Allowable Assets
December 31, 2012

NON-ALLOWABLE ASSETS

Accounts receivable from related entities	$	575,685
Investments in related entities		250,000
Property, equipment and leasehold improvements, at cost, net of accumulated depreciation of $95,336		-
	$	825,685

PART II

RIDGEVIEW CAPITAL, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2012

Stayner Bates & Jensen P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Ridgeview Capital, LLC
Centerville, Utah

In planning and performing our audit of the financial statements of Ridgeview Capital, LLC (hereafter referred to as the "Company") for the year ended December 31, 2012, we have considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. We did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles.

510 South 200 West Suite 200 • Salt Lake City, Utah 84101 • 801.531.9100 • Fax 801.531.9147
Mail: P.O. Box 2995 • Salt Lake City, Utah • 84110-2995

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures that we considered to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2012 and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate on December 31, 2012 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Stayner, Bates & Jensen, P.C.

Stayner, Bates & Jensen, P.C.
Salt Lake City, Utah
February 11, 2013